Exhibit 99.1

May 21, 2018
To whom it may concern:

Company name: FRONTEO, Inc.
Representative: Masahiro Morimoto, Chief Executive Officer and President
(Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, Chief Financial Officer
Telephone: +81-3-5463-6344

Notice concerning execution of Debt Equity Swap for consolidated subsidiary

FRONTEO, Inc. announces a decision to execute a Debt Equity Swap with respect to loans to FRONTEO USA, Inc., its consolidated subsidiary (hereinafter “the subsidiary”), made during its board meeting held on May 21, 2018.

1.         Consolidated subsidiary

1)	Name	FRONTEO USA, Inc.
2)	Address	1115 Broadway, New York, NY 10010, USA
3)	Representative	Naritomo Ikeue, CEO
4)	Line of Business	eDiscovery business
5)	Capital	USD 100,000
6)	Shareholder Composition	FRONTEO, Inc. 100%

2.         Summary of Execution

1)    Reason for implementation

To improve the subsidiary’s financial position by reducing the subsidiary’s interest-bearing debts and enhancing its capital structure.

2)   Contents of implementation

Company will execute a Debt Equity Swap with respect to loans to the subsidiary in the amount of USD 10,000,000 and allocate 100% of newly issued shares.

3)    Shareholder composition

FRONTEO, Inc. 100%

4)    Tentative implementation date

May 22, 2018

3.         Possible impact on business performance

As a result of executing this Debt Equity Swap, the Company expects that approximately JPY 48 million (estimated by applying the foreign exchange rate as of May 21, 2018) will be booked as exchange gain, which is the difference between the foreign exchange rate on March 30, 2018 and the day the Debt Equity Swap is executed.